Exhibit 12.1

NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	Six Months Ended		Years Ended December 31,
	June 30, 2012	June 30, 2011	2011	2010	2009	2008	2007

Pretax income from continuing operations before income from equity investees	$60,413	$41,096	$91,389	$71,249	$54,659	$89,966	$68,350

Add:
Fixed charges (excluding capitalized interest)	41,401	38,330	80,357	72,427	69,341	72,270	57,810
Distributed income from equity investees	362	285	593	578	607	438	—

Pretax earnings from operations, as adjusted	$102,176	$79,711	$172,339	$144,254	$124,607	$162,674	$126,160

Fixed Charges:
Interest on indebtedness	$37,256	$32,603	$70,022	$61,639	$60,094	$63,746	$53,359
Capitalized interest	868	569	1,213	617	1,243	2,014	3,718
Amortization of discount relating to indebtedness	2,378	3,335	6,191	6,360	6,006	5,670	2,724
Amortization of interest rate hedges	113	(85)	9	(165)	(159)	(162)	(309)
Amortization of deferred charges	1,654	2,477	4,135	4,593	3,400	3,016	2,036

Fixed charges	$42,269	$38,899	$81,570	$73,044	$70,584	$74,284	$61,528

Ratio of earnings to fixed charges	2.42	2.05	2.11	1.97	1.77	2.19	2.05

Fixed charges	$42,269	$38,899	$81,570	$73,044	$70,584	$74,284	$61,528
Preferred stock dividends	7,905	3,392	6,785	6,785	6,785	6,785	6,785

Combined fixed charges and preferred stock dividends	$50,174	$42,291	$88,355	$79,829	$77,369	$81,069	$68,313

Ratio of earnings to combined fixed charges and preferred stock dividends	2.04	1.88	1.95	1.81	1.61	2.01	1.85